

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Jennifer L. Good
President and Chief Executive Officer
Trevi Therapeutics, Inc.
195 Church Street, 14th Floor
New Haven, Connecticut 06510

> **Re: Trevi Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 26, 2020**
> **File No. 333-239499**

Dear Ms. Good:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stuart M. Falber, Esq.